October 17, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: John Cash, Accounting Branch Chief

100 F Street, N.E.  Mailstop 4631

Washington, D.C. 20549

Re:Green Plains Inc.

Form 10-K for the Year Ended December 31, 2015

Filed February 18, 2016

Form 10-Q for the Quarter Ended June 30, 2016

Filed August 3, 2016

Definitive Proxy Statement on Schedule 14A

Filed April 1, 2016

File No. 1-32924

Dear Mr. Cash:

Green Plains Inc. (the “Company”) received comments on the filings referenced above from the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) dated October 5, 2016 (the “Letter”) by e-mail.  We understand the purpose of the Staff’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. This letter is provided by the Company in response to the comments in the Letter. For your convenience, the comments in the Letter are provided below, followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2015 Item 15. Exhibits, Financial Statement Schedules, page 55 Note 2. Summary of Significant Accounting Policies, page F-9 Goodwill, page F-12
Staff Comment:

1.  You disclose that you record goodwill when the purchase price for an acquisition exceeds the fair value of the identified tangible and intangible assets.  In future filings, please revise your disclosure to clarify that the determination of goodwill takes into consideration the fair value of net tangible assets, instead of tangible assets, and intangible assets.

Company Response:	In future filings, we will clarify that the determination of goodwill takes into consideration the fair value of net tangible and intangible assets.

Mr. John Cash

Securities and Exchange Commission

October 17, 2016

Form 10-Q for the Period Ended June 30, 2016 Item 4. Controls and Procedures, page 40

Staff Comment:

2.  You disclose here, as well as in your March 31, 2016 Form 10-Q, that management carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of December 31, 2015 and concluded that your disclosure controls and procedures were effective. Please confirm that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of March 31, 2016 and June 30, 2016 and tell us whether or not you concluded your disclosure controls and procedures were effective for each applicable period. In future filings please ensure that you disclose your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Company Response:

We confirm that, on a quarterly basis, management performs an evaluation of the effectiveness of the design and operation of disclosure controls and procedures.  As of March 31, 2016 and June 30, 2016, we concluded that our disclosure controls and procedures were effective.  In future filings, we will disclose our conclusion on the effectiveness of disclosure controls and procedures as of the end of the period covered by the report.

Definite Proxy on Schedule 14A Executive Compensation, page 14 Annual Performance/Incentive Awards, page 16
Staff Comment:

3.  We note that you only disclose the performance measurement ranges required to achieve the target compensation. In future filings, please disclose the required performance measurements to achieve compensation above the target amount, as well as how it is calculated. With respect to this disclosure, please note that amounts paid over and above amounts earned by achieving the performance measures in your non-equity incentive plan should be reported in the bonus column of your summary compensation table. For further guidance, please refer to Regulation S-K C&DI Question 119.02.

Company Response:

In future filings, we will disclose the required performance measurements to achieve compensation about the target amount, in addition to how it is calculated, and will report any amounts paid over and above amounts earned by achieving the performance measures in the bonus column of our summary compensation table.

Grants of Plan-Based Awards, page 21
Staff Comment:

4.  In future filings please disclose the threshold, target and maximum amount of estimated future pay under the non-equity incentive plan in this table. We note your disclosure in footnote three. Please note that the maximum amount should be disclosed in this table even if compensation committee has discretion to adjust these awards.

Company Response:

In future filings, we will disclose the threshold, target and maximum amount of estimated future pay under the non-equity incentive plan included in this table as well as the maximum amounts associated with this plan.

Mr. John Cash

Securities and Exchange Commission

October 17, 2016

If you have any questions or comments concerning the matters discussed above, please contact me by phone at 402-315-1603 or email at jerry.peters@gpreinc.com with a copy to Michelle Mapes at michelle.mapes@gpreinc.com.

Respectfully Submitted,

/s/ Jerry L. Peters

Jerry L. Peters

Chief Financial Officer